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                                                                    Exhibit 16.1



                     [Letterhead of KPMG Peat Marwick LLP]




September 17, 1996


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Morrison Knudsen Corporation (formerly known as Washington Construction Group, Inc.) and, under the date of January 12, 1996, we reported on the consolidated financial statements of Washington Construction Group, Inc. and subsidiaries as of and for the years ended November 30, 1995 and 1994. On September 12, 1996, our appointment as principal accountants was terminated. We have read Morrison Knudsen Corporation's statements included under Item 4 of its Form 8-K dated September 18, 1996, and we agree with such statements.


Very truly yours,



/s/ KPMG Peat Marwick LLP